

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 28, 2008

Harold M. Messmer, Jr.
Chairman of the Board and Chief Executive Officer
Robert Half International Inc.
2884 Sand Hill Road
Menlo Park, California 94025

> **Re: Robert Half International Inc.**
> **Form 10-K for the Year ended December 31, 2007**
> **Filed February 20, 2008**
> **File No. 001-10427**

Dear Mr. Messmer:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director